Filed by Carlyle Credit Solutions, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Carlyle Credit Solutions, Inc.,

File No. of Related Registration Statement: 333-298812

Hello,

We are reaching out to request that you vote in the upcoming Carlyle Credit Solutions, Inc. shareholder meeting, which is scheduled for October 27th.

You are being asked to vote on the proposal below, which is included in the proxy statement:

•

Reorganization Proposal: To consider and approve the Agreement and Plan of Reorganization, dated as of September 8, 2026 (the “Plan”), among Carlyle Credit Solutions, Inc. (the “Company”), New Carlyle Credit Solutions, a Delaware statutory trust (the “Successor Fund”), and for the limited purposes set forth therein, Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company and investment advisor to the Company.

The Board of Directors unanimously recommends that you vote “FOR” the proposal.

You can vote on www.proxyvote.com [proxyvote.com] using your control numbers below.

Control Number: xxxxx

Let us know if any questions.

Additional Information and Where to Find It

This communication relates to the reorganization by merger (the “Reorganization”) of Carlyle Credit Solutions, Inc. (“CARS”) with and into New Carlyle Credit Solutions (“New CARS”). In connection with the Reorganization New CARS has filed a registration statement on Form N-14 (File No. 333-298812) (the “Registration Statement”) with the Securities and Exchange Commission the (the “SEC”), which has been declared effective and includes a proxy statement of CARS (the “Proxy Statement”) and prospectus of New CARS (the “Prospectus”). The Proxy Statement and Prospectus have been distributed to stockholders of CARS. This document is not a substitute for the Proxy Statement, Prospectus or Registration Statement or any other document that CARS or New CARS may file with the SEC. STOCKHOLDERS OF CARS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARS, NEW CARS, THE REORGANIZATION AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website at http://www.sec.gov.

Participants in the Solicitation

CARS, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management L.L.C. (“CGCIM”) and its affiliates may be deemed to be participants in the solicitation of CARS proxies in connection with the Reorganization. Information about the directors and executive officers of CARS is set forth in the Registration statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of CARS stockholders in connection with the Reorganization is contained in the Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of the information set forth herein is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CARS, New CARS or in any fund or other investment vehicle managed by CGCIM.